

Deutsche Bank


02028026

Bankers Trust
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

SUPPL

22 March 2002

RECEIVED
MAR 25 2002
354

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **82-2544** with Respect to the ADR facility of Shares of **Nintendo Company Ltd.** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Regards,

Jean Paul Simoes
Depositary Receipts

3/29

PLEASE NOTE: The information contained within this facsimile message is privileged and confidential, and is intended only for the use of the individuals named above and others who have been specifically authorized to receive it. If you are not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, or if any problems occur with transmission, please contact the sender.

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Search | GO | Options | Related Info | BN Jan 29 2002 17:32

Nintendo to Move Half GameCube Production to China, Nikkei Says Page 1/2

Tokyo, Jan. 30 (Bloomberg) -- Nintendo Co., the second-biggest video-game maker, plans to shift more than half of its GameCube console production to China this summer to tap lower labor costs, Nikkei English News said.

An unidentified Chinese partner will assemble parts shipped from Japan into GameCube video-game consoles, whose production and distribution costs have surpassed retail prices, the report said with saying where it got the information.

Nintendo expects to ship 4 million GameCubes worldwide for the year ending March 31, Nikkei said.

By the end of December, it sold 1.4 million GameCubes, which was released in September, in the U.S. and 1.3 million in Japan. The Kyoto-based game maker plans to release GameCubes in Europe on May 3.

Nintendo already produces 70 percent of its Game Boy Advance in China and plans to increase its output there, according to the news agency. Earlier this week, the company cut the prices of its Game Boy Advance worldwide by almost a quarter to boost sluggish sales.

Copyright 2002 Bloomberg L.P.



Nintendo to Move Half GameCube Production to China, Nikkei Says
(Nikkei, 01-30)

For the Nihon Keizai Web site, see NKEI <GO>

--Lu Wang in New York at (212) 893-4122 or at
lwang8@bloomberg.net. Editor: Monahan.

Story illustration: 7974 JP <Equity> GP <GO> to graph Nintendo
stock performance

 Copyright 2002 Bloomberg L.P.



Nintendo to Cut Game Player Price by Almost a Quarter (Update2)

(Adds change in value of yen in sixth paragraph.)

Tokyo, Jan. 28 (Bloomberg) -- Nintendo Co. will cut the price of its Game Boy Advance worldwide by almost a quarter, a move which investors say may boost sluggish sales of the handheld video-game player in Europe.

Nintendo will cut the retail price of the Game Boy Advance on Friday by 23 percent in Europe, 20 percent in the U.S. and 10 percent in Japan. The No. 2 video-game maker also said it will release its GameCube video-game console in Europe on May 3.

The price cut is aimed at increasing sales in markets where Nintendo's Game Boy Color player, the predecessor of Game Boy Advance, remains popular, Managing Director Yoshihiro Mori said. Sony Corp., the largest video-game maker, cut the price of its PlayStation 2 console in November by 15 percent to bolster sales of the almost two-year-old machine.

''With the yen weakening against the dollar and euro, Nintendo has room for a price cut,'' said Shuichi Hida, who helps manage 160 billion yen ($1.2 billion) at Sanyo Investment Trust

Copyright 2002 Bloomberg L.P.


Bloomberg
PROFESSIONAL

Nintendo to Cut Game Player Price by Almost a Quarter (Update2)

Management Co. ''Price cuts are an effective way to boost sales as illustrated by Sony's PlayStation 2 price reduction.''

Aided by a weaker yen, Nintendo is able to lower prices without hurting profitability, Mori said.

Weaker Yen

The dollar traded at an average of 123.72 yen in the October-December quarter, up from an average of 109.81 yen in the year-earlier period. The U.S. currency most recently traded at about 133.73 yen.

In the three months to Dec. 31, about 73 percent of Sony's sales were generated in overseas markets, and Sony estimates a 1 yen decline against the dollar would boost its operating profit by 8 billion yen. Nintendo earned 72 percent of its sales overseas in the six months to Sept. 30.

Kyoto-based Nintendo said it intends on shipping 500,000 GameCube consoles in its first day of release in Europe. Twenty software titles will be available at the debut, including Nintendo's ''Luigi's Mansion'' and ''Wave Race: Blue Storm.''

Nintendo sold a better-than-planned 1.4 million GameCubes in

 Copyright 2002 Bloomberg L.P.



the U.S. by the end of December and 1.3 million in Japan.

The company today raised its shipment forecast for the game box, which comes in purple, orange and black, to 4.5 million by March 31, up from 4 million.

In Europe, ''Game Boy Color is still strong, while growth in Game Boy Advance sales is not as strong as we expected,'' Mori said.

The new prices of Game Boy Advance are about 99 euros ($86) in Europe, $79.95 in the U.S. and 8,800 yen ($66) in Japan. Nintendo did not set a fixed retail price for its GameCube console, leaving retailers to decide prices. Even so, it expects the player to be sold at about 250 euros, the company said.

--Hiroshi Suzuki in the Tokyo newsroom (813) 3201-8352 or at hsuzuki5@bloomberg.net., with additional reporting by Yoshifumi Takemoto. Editor: Winski, Olynec, *Wilson, Wilson, *Olynec, Olynec, *Wilson, Olynec. *Shankar

Story illustration: To compare Nintendo's share performance with the Japanese TOPIX index, see 7974 JP <Equity> COMP <GO>

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:11:01



Nintendo Gains 4% After Report Says Profit to Rise (Update1)

(Updates with closing share price, adds Nintendo comment in fourth paragraph.)

Tokyo, Nov. 5 (Bloomberg) -- Nintendo Co. shares gained 4 percent after a Nihon Keizai newspaper report said the No. 2 video-game machine maker's first-half profit probably rose as lower semiconductor prices cut production costs.

The shares rose 790 yen to 20,100, with more than 630,000 shares trading, almost double its six-month daily average. The shares have risen about 12 percent this year compared with a 37 percent decline for Sony Corp., the largest game console maker.

Kyoto-based Nintendo's net income for the six months ended Sept. 30 probably rose 17 percent to about 35 billion yen ($288 million) from the same period a year earlier, the report said, without citing sources. Operating profit probably rose 29 percent to 51 billion yen, up 14 percent from the company's original earnings' projection of 45 billion yen, the report said.

Nintendo said the figures in the report are speculation though the company confirmed profit from sales of its Game Boy

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:09:27

Bloomberg PROFESSIONAL

Nintendo Gains 4% After Report Says Profit to Rise (Update1)

Advance handheld game player improved due to declining prices of electronic components such as microchips and liquid crystal-displays used in the game machine.

First-half sales probably leapt 18 percent to 225 billion yen after gains in overseas sales of products such as Pocket Monster software for the Game Boy Color handheld machine, the paper said. Those gains came thanks to the yen's 15 percent decline against the dollar in the period from a year earlier.

Nintendo is the maker of the GameCube console and Game Boy Advance handheld game player. Sharp Corp., which supplies screens for Nintendo's Game Boys, said last week prices for flat computer screens and flash-memory chips tumbled in the first half.

Overseas sales account for 70 percent of Nintendo's total sales. The company expects global sales to rise 25 percent to 580 billion yen for the full year ending March 31, matching its original estimate, the paper said.

--Hiroshi Suzuki in the Tokyo newsroom at (813) 3201-8352, or hsuzuki5@bloomberg.net/ipw

Story illustration: For a look at Nintendo's

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:09:29


Bloomberg
PROFESSIONAL

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Search | GO | Options | Related Info | BN Nov 5 2001 1:31

earnings relative to analysts' expectations,
see 7974 JP <Equity> SURP <GO> .

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:09:34


Bloomberg
PROFESSIONAL

Nintendo Profit Seen Rising on Lower Chip Prices, Paper Says

Kyoto, Japan, Nov. 3 (Bloomberg) -- Nintendo Co.'s fiscal first-half profit probably rose as falling semiconductor prices helped cut production costs for the second-largest video-game machine maker, the Nihon Keizai newspaper reported.

The Kyoto-based company's net income for the six months ended Sept. 30 probably rose 17 percent to about 35 billion yen ($288 million) from the same period a year earlier. Its operating profit probably rose 29 percent to 51 billion yen, up 14 percent from the company's original earnings' projection of 45 billion yen, the report said, without citing sources.

First-half sales probably expanded 18 percent to 225 billion yen after gains in overseas sales of products such as Pocket Monster software for the Game Boy Color handheld machine, the paper said. Those gains came thanks to the yen's 15 percent decline against the dollar in period from a year earlier, the paper said.

Overseas sales account for 70 percent of Nintendo's total sales. The company expects global sales to rise 25 percent to 580 billion yen for the full year ending March 31, matching its original estimate, the paper said.

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:09:12


Bloomberg
PROFESSIONAL

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Search	GO	Options	Related Info	BN Nov 2 2001 19:27

Nintendo Profit Seen Rising on Lower Chip Prices, Paper Says

(Nihon Keizai, 11-3, p.11)

--Miki Anzai in the Tokyo newsroom at (813) 3201-8363, or
manzai@bloomberg.net /sm

Story illustration: To chart the share performance of
Nintendo against the Topix index of all stocks on the
first section of the Tokyo Stock Exchange,
see 7974 JP <Equity> COMP YTD <GO> .

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:09:13



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Search GO Options Related Info BN Oct 5 2001 20:52

Nintendo to Help Fund Game Software Developers, Paper Says Page 1/2

Kyoto, Japan, Oct. 6 (Bloomberg) -- Nintendo Co., the second-largest video-game maker, will help fund software development at smaller companies with promising game ideas, hoping to repeat its Pokemon success, the Nihon Keizai newspaper reported.

Nintendo will invest 10 million yen to 20 million yen ($83,000 to $166,000) to help software makers develop trial versions of games, the paper said, without citing sources. The amount is about 10 to 20 percent of the investment needed to develop a single game, it said.

Nintendo's latest game console, the GameCube, made a subdued debut on Sept. 14, with lines of early buyers in Tokyo's Akihabara shopping area disappearing about half an hour after stores opened. Retailers said a lack of software titles for the new machine -- just three were available initially -- may have contributed to the slow start. Nintendo said it met initial sales targets.

A start-up company initially developed the Pokemon games, which have sold 60 million copies worldwide. Nintendo has a number of other popular game titles developed by start-ups, the report said.

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:08:34



Nintendo to Help Fund Game Software Developers, Paper Says

Nintendo will select games from the trials for its GameCube console or its Game Boy handheld player, the report said. One company has received funds under the program and began development in August, the Nihon Keizai said.

(Nihon Keizai, 10-6, p.11)

For the Nihon Keizai Web site, see NKEI <GO> .

--Ryoko Imaizumi in the Tokyo newsroom at (813) 3201-8378 or imaizumi@bloomberg.net /sm

Story illustration: To chart the share performance of Nintendo, see 7974 JP <Equity> GP <GO> .

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:08:35


Bloomberg
PROFESSIONAL

Nintendo Surges on Plan to Repurchase 10% of Shares (Update1)

(Updates shares in second paragraph.)

Kyoto, Japan, Sept. 28 (Bloomberg) -- Nintendo Co.'s shares surged as much as 12.5 percent after the second-largest video-game maker said it will repurchase up to a tenth of its shares, in a bid to fend off chances of a takeover.

The company's shares rose as much as 2,000 yen to 18,000. About 320,000 shares changed hands in morning trade, close to the daily average for the past six months.

The Kyoto-based company will buy back 14 million shares ``sometime after October,'' said Yasuhiro Minagawa, a Nintendo spokesman, confirming a Nikkei Financial Daily report. The company had about 142 million shares outstanding as of March 31.

Today's gains brought Nintendo shares back to a level prior to the attacks in the U.S. earlier this month. The shares fell a quarter in the five days following the incidents on investor concern demand in the U.S. game market may be hurt.

In April, Nintendo said it planned to repurchase as many as 14 million of its own shares using cash on hand to prevent being

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:07:59

Bloomberg PROFESSIONAL

Nintendo Surges on Plan to Repurchase 10% of Shares (Update1)

acquired. The company hadn't specified when it would buy the shares.

Nintendo had cash and deposits worth 800 billion yen ($6.7 billion) at the end of March. It would cost Nintendo 249 billion yen to repurchase the shares, based on the most recent share price of 17,790 yen on the Osaka Stock Exchange.

--Hiroshi Suzuki in the Tokyo newsroom (813) 3201-8352 or at hsuzuki5@bloomberg.net /ipw/ig/*no

Story illustration: To chart Nintendo share price, click on 7974 JP <Equity> GP <GO>

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:08:00


Bloomberg
PROFESSIONAL

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Search GO Options Related Info BN Sep 19 2001 2:24

Megachips Rises After Nintendo's GameCube Meets Sales Target Page 1/2

Osaka, Japan, Sept. 19 (Bloomberg) -- Megachips Corp., a maker of large-scale integration circuits, rose 15 percent after Nintendo Co. said Japanese sales of its new GameCube met initial targets, a trader said.

Megachips officials couldn't be reached for comment.

Megachips, based in Osaka in western Japan, rose by its daily trading limit of 400 yen to 3,140 yen, extending gains for the second straight day. A total of 44,400 shares changed hands, compared with a daily average of 29,074 for the past three months.

Businesses related to Nintendo video games and TV-compatible entertainment software accounted for about 85 percent of Megachips sales for its fiscal year that ended March 31, 2000.

Nintendo has sold about two-thirds of the GameCube machines shipped in the first three days of sales following the video game console's debut in Japan last Friday, meeting the company's target, Nintendo spokesman Yasuhiro Minagawa said yesterday.

Nintendo rose 15 percent, or 2,000 yen to 15,400.

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 with reporting by Tomoko Yamazaki or at nkumar2@bloomberg.net /wk

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:07:19



Megachips Rises After Nintendo's GameCube Meets Sales Target

Story Illustration: To chart Yokogawa Electric share price, click on 6875 JP <Equity> GP <GO>

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:07:21


Bloomberg
PROFESSIONAL

Nintendo Says GameCube Meets Initial Sales Target (Update3)

Nintendo Says GameCube Meets Initial Sales Target (Update3)

(Updates with closing share price in fifth paragraph.)

Kyoto, Japan, Sept. 18 (Bloomberg) -- Nintendo Co. sold 300,000 GameCube machines in Japan in three days, meeting targets, and rejected analysts' suggestions that terrorist attacks will spoil its U.S. debut before Christmas.

Nintendo sold about two-thirds of the 450,000 machines shipped for the console's Japanese debut last Friday, a spokesman said. The U.S. release is set for Nov. 18.

GameCube is part of Nintendo's bid to fend off a challenge from Microsoft Corp.'s upcoming Xbox and to keep pace with Sony Corp.'s PlayStation 2 in the $20 billion video-game market.

``We have done well so far, and sales are in line with our projections,'' said Nintendo spokesman Yasuhiro Minagawa.

Still, analysts said demand for game consoles is likely to fall after the terrorist attacks, and investors have pushed down shares of Nintendo and other game makers. Nintendo stock has lost 25 percent of its value since the Sept. 11 attacks. The shares today dropped 8.3 percent, or 1,210 yen, to 13,400 yen.

 Copyright 2002 Bloomberg L.P.

Nintendo Says GameCube Meets Initial Sales Target (Update3)

''The company will have to change its targets,'' said Yoko Sasao, an analyst at Commerz Securities Japan Ltd.

The Kyoto-based company expects to ship 1.1 million units in the U.S. by the end of this year. It plans additional domestic shipments of 100,000 units in October, 200,000 in November and 600,000 in December.

''I don't think the U.S. attack will effect us,'' Minagawa said, adding the initial target was conservative.

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 or at nkumar2@bloomberg.net /sm

Story illustration: To chart Nintendo share price, click on 7974 JP <Equity> GP <GO>

Copyright 2002 Bloomberg L.P.


Bloomberg
PROFESSIONAL

Nintendo Says GameCube Meets Initial Sales Target (Update1)

(Updates with analyst quote in sixth paragraph.)

Kyoto, Japan, Sept. 18 (Bloomberg) -- Nintendo Co. said Japanese sales of its new GameCube machine met initial targets and that it doesn't expect last week's terrorist attacks to have an impact on U.S. sales ahead of the Christmas shopping season.

Nintendo has sold about two-thirds of the machines shipped since the console debuted in Japan last Friday, meeting the company's target, a spokesman said. The U.S. release is set for Nov. 18.

GameCube is part of Nintendo's bid to fend off challenges from Microsoft Corp.'s upcoming Xbox and to keep pace with Sony Corp.'s PlayStation 2 in the $20 billion video-game market.

''We have done well so far, and sales are in line with our projections,'' said Nintendo spokesman Yasuhiro Minagawa.

Still, analysts said demand for game consoles is likely to fall after the terrorist attacks, and investors have pushed down shares of Nintendo and other game makers. Nintendo stock has lost 25 percent of its value since the Sept. 11 attacks. The shares dropped as much as 9.9 percent today to 13,170 yen.

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 212 1000 U.S. 1 212 318 2000 Copyright 2002 Bloomberg L.P.
G979-815-2 21-Mar-02 17:06:43


Bloomberg
PROFESSIONAL

Nintendo Says GameCube Meets Initial Sales Target (Update1)

''The company will have to change its targets,'' said Yoko Sasao, an analyst at Commerz Securities Japan Ltd.

The Kyoto-based company expects to ship 1.1 million units in the U.S. by the end of this year. It sold about 300,000 units of the 450,000 shipped in Japan so far, Minagawa said. It plans additional domestic shipments of 100,000 units in October, 200,000 in November and 600,000 in December, he said.

''I don't think the U.S. attack will effect us,'' Minagawa said, adding the initial target was conservative.

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 or at nkumar2@bloomberg.net /sm

Story illustration: To chart Nintendo share price, click on 7974 JP <Equity> GP <GO>

 Copyright 2002 Bloomberg L.P.


Bloomberg
PROFESSIONAL